SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          TransFinancial Holdings, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                                     89365P106
                                 (CUSIP Number)

 Timothy P. O'Neil, 8245 Nieman Road, Suite 100, Lenexa, KS 66214 (913) 859-0055
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 19, 1999
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


-------------------------------------------------------------------------------------------------------------------
CUSIP No. 89365P106
-------------------------------------------------------------------------------------------------------------------


---------- --------------------------------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
           Timothy P. O'Neil

---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)            (a) [    ]
    2                                                                                      (b) [  x ]
----------
---------- -------------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS (See Instructions)

           PF
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [    ]

---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States Citizen
---------- -------------------------------------------------------------------------------------------------------------------------
--------------------------- ----- --------------------------------------------------------------------------------------------------

                             7    SOLE VOTING POWER

                                       32,820(1)
     NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
           WITH
--------------------------- ----- --------------------------------------------------------------------------------------------------
                            ----- --------------------------------------------------------------------------------------------------

                             8    SHARED VOTING POWER

                                       122,200(2)
--------------------------- ----- --------------------------------------------------------------------------------------------------
                            ----- --------------------------------------------------------------------------------------------------

                             9    SOLE DISPOSITIVE POWER

                                        69,120(1)(3)
--------------------------- ----- --------------------------------------------------------------------------------------------------
                            ----- --------------------------------------------------------------------------------------------------

                             10   SHARED DISPOSITIVE POWER

                                          122,200(2)
--------------------------- ----- --------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          191,320
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ x ]
                (See Instructions)
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            5.8
---------- ---------------------------------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                             IN
---------- ---------------------------------------------------------------------------------------------------------

(1) Includes 32,820 shares issuable upon the exercise of presently exercisable options. Does not include 9,000 shares held in various irrevocable trusts for the benefit of Mr. O'Neil's children and over which he has no voting or investment power. Also does not include 23,860 shares to be issued pursuant to deferred compensation arrangements over three years following the termination of his employment.
(2) Includes 122,200 shares owned by COLA Acquisitions, Inc. Mr. O'Neil disclaims ownership of shares owned by COLA Acquisitions, Inc.
(3) Includes 36,300 shares owned by an individual retirement accounts for the benefit of Mr. O'Neil and voted by the trustee.

                                  Page 2 of 12

-------------------------------------------------------------------------------------------------------------------
CUSIP No. 89365P106
-------------------------------------------------------------------------------------------------------------------


---------- -------------------------------------------------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) William D. Cox

---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)            (a) [   ]
    2                                                                                      (b) [ x ]
----------
---------- -------------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS (See Instructions)

           PF
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [    ]

---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States Citizen
---------- -------------------------------------------------------------------------------------------------------------------------
--------------------------- ----- --------------------------------------------------------------------------------------------------

                             7    SOLE VOTING POWER

                                       13,000(1)
     NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
           WITH
--------------------------- ----- --------------------------------------------------------------------------------------------------
                            ----- --------------------------------------------------------------------------------------------------

                             8    SHARED VOTING POWER

                                       122,200(2)
--------------------------- ----- --------------------------------------------------------------------------------------------------
                            ----- --------------------------------------------------------------------------------------------------

                             9    SOLE DISPOSITIVE POWER

                                        24,500(1)(3)
--------------------------- ----- --------------------------------------------------------------------------------------------------
                            ----- --------------------------------------------------------------------------------------------------

                             10   SHARED DISPOSITIVE POWER

                                       122,200(2)
--------------------------- ----- --------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      146,700
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]
                (See Instructions)
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                4.5
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                IN
---------- -------------------------------------------------------------------------------------------------------------------------

(1) Includes 13,000 shares issuable upon the exercise of presently exercisable options.
(2) Includes 122,200 shares owned by COLA Acquisitions, Inc. Mr. Cox disclaims ownership of shares owned by COLA Acquisitions, Inc.
(3) Includes 11,500 shares owned by an individual retirement account for the benefit of Mr. Cox and voted by the trustee.

-------------------------------------------------------------------------------------------------------------------
CUSIP No. 89365P106
-------------------------------------------------------------------------------------------------------------------


---------- -------------------------------------------------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Roy R. Laborde

---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)            (a) [   ]
    2                                                                                      (b) [ x ]
----------
---------- -------------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS (See Instructions)

           PF
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [    ]

---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States Citizen
---------- -------------------------------------------------------------------------------------------------------------------------
--------------------------- ----- --------------------------------------------------------------------------------------------------

                             7    SOLE VOTING POWER

                                     163,900(1)
     NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
           WITH
--------------------------- ----- --------------------------------------------------------------------------------------------------
                            ----- --------------------------------------------------------------------------------------------------

                             8    SHARED VOTING POWER

                                     122,200(2)
--------------------------- ----- --------------------------------------------------------------------------------------------------
                            ----- --------------------------------------------------------------------------------------------------

                             9    SOLE DISPOSITIVE POWER

                                     167,950(1)(3)
--------------------------- ----- --------------------------------------------------------------------------------------------------
                            ----- --------------------------------------------------------------------------------------------------

                             10   SHARED DISPOSITIVE POWER

                                     122,200(2)
--------------------------- ----- --------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      291,080
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]
                (See Instructions)
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       8.9
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN
---------- -------------------------------------------------------------------------------------------------------------------------

(1) Includes 11,150 shares issuable upon the exercise of presently exercisable options.
(2) Includes 122,200 shares owned by COLA Acquisitions, Inc. Mr. Laborde disclaims ownership of shares owned by COLA Acquisitions, Inc.
(3) Includes 5,050 shares owned by an individual retirement account for the benefit of Mr. Laborde and voted by the trustee.

-------------------------------------------------------------------------------------------------------------------
CUSIP No. 89365P106
-------------------------------------------------------------------------------------------------------------------


---------- -------------------------------------------------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           COLA Acquisitions, Inc.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
           Applied for.
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)            (a) [   ]
    2                                                                                      (b) [ x ]
----------
---------- -------------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS (See Instructions)

           BK, OO
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [    ]

---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Kansas
---------- -------------------------------------------------------------------------------------------------------------------------
--------------------------- ----- --------------------------------------------------------------------------------------------------

                             7    SOLE VOTING POWER

                                      122,200
     NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
           WITH
--------------------------- ----- --------------------------------------------------------------------------------------------------
                            ----- --------------------------------------------------------------------------------------------------

                             8    SHARED VOTING POWER

                                        -0-
--------------------------- ----- --------------------------------------------------------------------------------------------------
                            ----- --------------------------------------------------------------------------------------------------

                             9    SOLE DISPOSITIVE POWER

                                       122,200
--------------------------- ----- --------------------------------------------------------------------------------------------------
                            ----- --------------------------------------------------------------------------------------------------

                             10   SHARED DISPOSITIVE POWER

                                         -0-
--------------------------- ----- --------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      122,200
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [    ]
                (See Instructions)
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      3.8
---------- -------------------------------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                      CO
---------- -------------------------------------------------------------------------------------------------------------------------
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                                  Page 5 of 12

     This Statement on Schedule 13D is being filed to reflect the fact that COLA Acquisitions, Inc. ("COLA Acquisitions"), Timothy P. O'Neil, Roy R. Laborde and William D. Cox (together, the "Reporting Persons") may be deemed to be members of a group that, in the aggregate, beneficially owns greater than 5% of the Common Stock of TransFinancial Holdings, Inc. (the "Issuer" or the "Company"). However, the filing of this Schedule 13D should not be deemed an admission that the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").


Item 1.  Security and Issuer

     The principal executive office of the Issuer is located at 8245 Nieman Road, Suite 100, Lenexa, Kansas 66214. The class of securities to which this Report relates is the Issuer's Common Stock, $.01 par value per share (the "Common Stock").


Item 2.  Identity and Background

     Mr. O'Neil's principal occupation is President and Chief Executive Officer of the Issuer. His business address is 8245 Nieman Road, Suite 100, Lenexa, Kansas 66214. He is a United States citizen.

     Mr. Laborde's principal occupation is President of Amboy Grain, Inc. His business address is 8245 Nieman Road, Suite 100, Lenexa, Kansas 66214. He is a United States citizen.

     Mr. Cox's principal occupation is President of Applewood Homes, Inc., a commercial and residential construction and land development company in Wichita, Kansas. His business address is 8245 Nieman Road, Suite 100, Lenexa, Kansas 66214. He is a United States citizen.

     COLA Acquisitions was incorporated in Kansas on September 30, 1999 by Messrs. O'Neil, Laborde and Cox to acquire the Issuer. Each of Messrs. O'Neil, Laborde and Cox is currently a director of the Issuer. The principal office and business address of COLA Acquisitions is c/o Timothy P. O'Neil, 8245 Nieman Road, Suite 100, Lenexa, Kansas 66214.

     During the last five years, neither Mr. O'Neil, Mr. Cox, Mr. Laborde nor COLA Acquisitions has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any one of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

     Messrs. O'Neil, Laborde and Cox acquired all shares of Common Stock owned as of the date of filing of this Schedule 13D with personal funds for investment purposes. Messrs. O'Neil and Cox have contributed 122,200 shares of Common Stock to COLA Acquisitions in exchange for shares of the common stock of COLA Acquisitions. Mr. Laborde has agreed to contribute 154,650 shares of Common Stock to COLA Acquisitions prior to November 30, 1999.

     On June 7, 1999, Messrs. O'Neil, Laborde and Cox delivered to the Issuer's Board of Directors a preliminary proposal to acquire all of the issued and outstanding stock of the Company in exchange for cash of $5.25 per share. At the time the proposal was delivered, no commitment for financing for such an acquisition existed. In response to the proposal, the Board of Directors established a committee comprised of the independent directors of the Company (the "Special Committee") to evaluate the proposal on behalf of the Board of Directors and to consider any other proposals that the Company might receive.

     On June 16, 1999, Mr. O'Neil delivered a letter to the Special Committee indicating that a commitment letter for financing the Reporting Persons' proposal had been obtained from LaSalle Bank, N.A. ("LaSalle"). This commitment letter was subsequently revised. The final commitment letter, dated September 30, 1999 (the "Commitment Letter"), is attached as Exhibit 99.1.

     On June 21, 1999, the Company, at the direction of the Special Committee, issued a press release announcing the offer of the Reporting Persons.

     Throughout the remainder of June, July, August and September, the Reporting Persons and the Special Committee had various discussions concerning the Reporting Persons' proposal and the potential interest of other third parties in offering competing proposals.

     On October 1, 1999, in response to the Special Committee's request for definitive bids from all interested parties, COLA Acquisitions made an offer of $5.75 per share in cash for all of the outstanding shares of stock of the Company not beneficially owned by it.

     On October 12, 1999, COLA Acquisitions submitted a revised proposal, providing for a cash purchase price of $6.03 per share for the outstanding shares of stock of the Company.

     On October 18, 1999, the Special Committee met and recommended acceptance of the bid of $6.03 per share by COLA Acquisitions. On October 19, 1999, at a special meeting, the full Board of Directors met and approved the same. Immediately after the meeting of the Board of Directors, the Company and COLA Acquisitions executed a definitive Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached as Exhibit 99.2.

     The Reporting Persons have estimated that their proposal to acquire the outstanding shares of Common Stock will require that approximately $17.6 million be paid to stockholders and option holders of the Company. To pay this amount and the associated costs and expenses of the transaction, the Reporting Persons will utilize financing under the Commitment Letter from LaSalle. Pursuant to the Commitment Letter, but subject to the conditions set forth therein, LaSalle and Bankers Trust have committed to provide senior secured loan facilities aggregating up to $38 million (collectively, the "Facilities"). The Facilities include a $12 million line of credit, a $20 million term loan and a $6 million term loan. LaSalle will hold $28 million of the Facilities, and Bankers Trust will hold $10 million of the Facilities. The proceeds of the

Facilities will be used (i) to pay the Merger Consideration and expenses of the Merger, (ii) to refinance existing debt of the Company and (iii) for working capital and general corporate purposes, including the repurchase of Options. The description contained herein of the Commitment Letter is qualified in its entirety by reference to the complete text thereof, a copy of which is attached as Exhibit 99.1 hereto.


Item 4.  Purpose of the Transaction

     The Reporting Persons' purpose for engaging in the transactions contemplated by the Merger Agreement is to acquire 100% ownership of the Company in a transaction in which the public stockholders of the Company would be entitled to have their equity interest in the Company extinguished in exchange for cash in the amount of $6.03 per share. Each Reporting Person believes that such an acquisition is an attractive investment opportunity at this time based upon, among other things, the past performance of the Company and its future business prospects. The Reporting Persons also have considered the lack of liquidity of the Company's Common Stock and believe that this transaction provides liquidity to the Company's stockholders. The determination to proceed with the acquisition at this time will also, in the view of the Reporting Persons, afford the Company's stockholders an opportunity to dispose of their shares at a premium over market prices existing prior to the announcement of the buyout on June 21, 1999. In addition, the Reporting Persons believe that causing the Company to be closely held, and therefore no longer required to file periodic reports with the SEC, will enable management to focus to a greater degree on the creation of long term value by reducing management's commitment of resources with respect to procedural and compliance requirements of a public company, provide the Reporting Persons with flexibility in dealing with the assets of the Company, and reduce costs associated with the Company's obligations and reporting requirements under the securities laws (for example, as a privately held entity, the Company would no longer be required to file quarterly and annual reports with the SEC or publish and distribute to its stockholders annual reports and proxy statements), which the Reporting Persons anticipate could result in savings of approximately $650,000 per year.

     If the Merger Agreement is approved by the stockholders of the Company and the merger is consummated, (a) all of the outstanding shares of Common Stock (other than shares owned by COLA Acquisitions, shares owned by certain individual retirement accounts for the benefit of certain stockholders of COLA Acquisitions, and shares owned by stockholders who validly dissent from the merger and seek appraisal of their shares) will be cancelled (b) the Common Stock of the Company will cease to be authorized to be quoted on any national securities exchange, (c) the Common Stock of the Company will be removed from registration under the Securities Exchange Act, (d) the directors of COLA Acquisitions will become the directors of the surviving corporation and (e) the officers of the Company will become the officers of the surviving corporation. Further, pursuant to the Merger Agreement, at the time the merger is consummated, the Company's Certificate of Incorporation will be amended to provide for three classes of stock. Class A Stock will be entitled to full equity participation in the surviving corporation. Class B Stock and Class C Stock will participate in any dividends or distributions from the surviving corporation up to a maximum of $15.00 per share. Class C Stock will possess sole voting rights.

     If the Merger Agreement is approved by the stockholders of the Company, the Reporting Persons expect to continue the business and operations of the Company substantially as they are currently being conducted by the Company and its subsidiaries. The Reporting Persons do not currently intend to dispose of any assets of the Company, other than in the ordinary course of business. The Reporting Persons may, from time to time, evaluate and review the Company's businesses, operations and properties in light of any future developments and make such changes as are deemed appropriate.

     Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any specific plan or proposal with regard to the acquisition of the Company. There can be no assurance that the proposed merger transaction will be completed. Additionally, there can be no assurance as to the terms or the timing of any such transaction.


Item 5.  Interest in Securities of the Issuer


                         Reporting Persons Collectively

     As of the date hereof, the Reporting Persons beneficially own an aggregate of 386,670 shares of Common Stock, or approximately 11.6 percent of the Common Stock outstanding. With respect to the percentages of outstanding shares set forth in this Schedule 13D, the percentage of outstanding shares (i) for each Reporting Person individually has been calculated as though only the options held by such person, if any, had been exercised, and (ii) for the Reporting Persons collectively has been calculated as though all options held by them had been exercised.

     By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by the other members. However, the filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13
(g) of the Exchange Act, the beneficial owner of any securities held by any other member of the Reporting Group.

                                Timothy P. O'Neil

(a) Mr. O'Neil may be deemed to beneficially own 191,320 shares of Common Stock (including 32,820 shares issuable upon the exercise of presently exercisable options) constituting approximately 5.8 percent of the Common Stock outstanding.

(b) Mr. O'Neil has sole voting power and sole investment power with respect to 32,820 shares of Common Stock referred to in paragraph (a) above. Mr. O'Neil has sole investment power with respect to 36,300 shares of Common Stock referred to in paragraph (a). Mr. O'Neil may be deemed to have shared voting and dispositive power with respect to 122,200 shares owned by COLA Acquisitions. Mr. O'Neil disclaims beneficial ownership of shares owned by COLA Acquisitions.

(c) On October 19, 1999, COLA Acquisitions (a corporation of which Mr. O'Neil is a stockholder and director) entered into the Merger Agreement to acquire 100% ownership of the Company. An individual retirement account for the benefit of Mr. O'Neil purchased 200 shares of Common Stock on October 22, 1999.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

(e) Not applicable.

                                 William D. Cox

(a) Mr. Cox may be deemed to beneficially own 146,700 shares of Common Stock (including 13,000 shares issuable upon the exercise of presently exercisable options), constituting approximately 4.5 percent of the Common Stock outstanding.

(b) Mr. Cox has sole voting power and sole investment power with respect to 13,000 of the shares of Common Stock referred to in paragraph (a) above. Mr. Cox has sole investment power with respect to 11,500 shares of Common Stock referred to in paragraph (a). Mr. Cox may be deemed to have shared voting and dispositive power with respect to 122,200 shares owned by COLA Acquisitions. Mr. Cox disclaims beneficial ownership of shares owned by COLA Acquisitions.

(c) On October 19, 1999, COLA Acquisitions (a corporation of which Mr. Cox is a stockholder and director) entered into the Merger Agreement to acquire 100% ownership of the Company. No transactions in the Common Stock were effected by Mr. Cox individually within the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

(e) Not applicable.

                                 Roy R. Laborde

(a) Mr. Laborde may be deemed to beneficially own 291,080 shares of Common Stock (including 11,150 shares issuable upon the exercise of presently exercisable options), constituting approximately 8.9 percent of the Common Stock outstanding.

(b) Mr. Laborde has sole voting power and sole investment power with respect to 167,950 of the shares of Common Stock referred to in paragraph (a) above. Mr. Laborde has sole investment power with respect to 5,050 shares of Common Stock referred to in paragraph (a). Mr. Laborde may be deemed to have shared voting and dispositive power with respect to 122,200 shares owned by COLA Acquisitions. Mr. Laborde disclaims beneficial ownership of shares owned by COLA Acquisitions.

(c) On October 19, 1999, COLA Acquisitions (a corporation of which Mr. Laborde is a stockholder and director) entered into the Merger Agreement to acquire 100% ownership of the

Company. No transactions in the Common Stock were effected by Mr. Laborde individually within the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

(e) Not applicable.


                                COLA Acquisitions

(a) COLA Acquisitions beneficially owns 122,200 shares of Common Stock constituting approximately 3.8 percent of the Common Stock outstanding.

(b) COLA Acquisitions has sole voting power and sole investment power with respect to 122,200 of the shares of Common Stock referred to in paragraph (a) above.

(c) Messrs. O'Neil and Cox contributed 122,200 shares of Common Stock to the capital of COLA Acquisitions in October 1999. On October 19, 1999, COLA Acquisitions entered into the Merger Agreement to acquire 100% ownership of the Company. Pursuant to the Merger Agreement, Mr. Laborde has agreed to contribute 154,650 shares of Common Stock to COLA Acquisitions prior to November 30, 1999.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     On October 19, 1999, COLA Acquisitions entered into the Merger Agreement to acquire 100% ownership of the Company. Further, pursuant to the Merger Agreement, Mr. Laborde has agreed to contribute 154,650 shares of Common Stock to COLA Acquisitions prior to November 30, 1999.

         Except as otherwise disclosed in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

     Exhibit 99.1 - Commitment Letter dated September 30, 1999 from LaSalle
                    Bank, N.A. to Timothy P. O'Neil.

     Exhibit 99.2 - Agreement and Plan of Merger dated October 19, 1999 by and between TransFinancial Holdings, Inc. and COLA Acquisitions, Inc.

     Exhibit 99.3 - Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii).

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 1999


                                              /a/ Timothy P. O'Neil
                                              Timothy P. O'Neil


                                              /s/ William D. Cox
                                              William D. Cox


                                              /s/ Roy R. Laborde
                                              Roy R. Laborde


                                              COLA Acquisitions, Inc.


                                              By: /s/ Timothy P. O'Neil
                                              Name:  Timothy P. O'Neil
                                              Title:  President


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                 EXHIBIT INDEX

     Exhibit 99.1 - Commitment Letter dated September 30, 1999 from LaSalle
                    Bank, N.A. to Timothy P. O'Neil.

     Exhibit 99.2 - Agreement and Plan of Merger dated October 19, 1999 by and between TransFinancial Holdings, Inc. and COLA Acquisitions, Inc.

     Exhibit 99.3 - Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii).